Exhibit 99.2

TIAN RUIXIANG HOLDINGS LTD

(incorporated in the Cayman Islands with limited liability)

(the “Company”)

UNANIMOUS WRITTEN RESOLUTIONS OF ALL THE DIRECTORS OF THE COMPANY PASSED PURSUANT TO THE FIFTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY (THE “ARTICLES”) ON APRIL [20], 2026

We, the undersigned, being all the directors of the Company (the “Directors” and each a “Director”) for the time being, acting by written consent without a meeting of the Directors DO HEREBY UNANIMOUSLY CONSENT TO THE ADOPTION OF THE FOLLOWING RESOLUTIONS as resolutions of the Directors:

1             DECLARATION OF DIRECTOR’S INTEREST

IT IS NOTED that the each Director hereby confirms that he or she has properly and duly disclosed all of his or her interests required to be disclosed to the board of Directors (the “Board”) and/or the Company pursuant to the Articles and all applicable laws in relation to all matters being resolved upon by all the Directors as contained herein and none of them is prohibited from signing these resolutions.

2             APPROVED ITEMS

2.1          It is noted that:

(a)	the Company, VitaCare Limited (a wholly-owned subsidiary of the Company, hereinafter referred to as the "Purchaser"), and Ren Talents Inc. (hereinafter referred to as the "Seller Representative") previously entered into a Share Exchange Agreement dated November 4, 2025 (hereinafter referred to as the "Original Agreement");

(b)	the transaction consideration under the Original Agreement has not been definitively finalized, and the 3,211,010 Class A ordinary shares issued as consideration (hereinafter referred to as the "Exchange Shares") are currently held in an escrow account and have never been released to the seller;

(c)	through friendly negotiations among the parties, it has been unanimously agreed to rescind the transactions under the Original Agreement ab initio.

2.2          It is resolved that:

(a)	To approve the execution and delivery of the Termination and Rescission Agreement by the Company, and to recognize and accept all terms and conditions thereunder;

(b)	To approve the Company, in accordance with the agreement, to instruct the escrow agent to return and cancel all 3,211,010 Class A ordinary shares representing the Exchange Shares currently held in the escrow account. Upon such cancellation, these shares shall resume the original status of authorized but unissued shares;

(c)	To authorize any one Director or authorized representative of the Company (including but not limited to Mr. XU Baohai) to execute, for and on behalf of the Company, the aforementioned agreement, letters of instruction, certificates, and all other legal documents required to complete the rescission of this transaction.

3             GENERAL RESOLUTIONS

RESOLVED that any Director be and is hereby granted full authority to act on behalf of and to bind the Company, and be and is hereby authorized and empowered, in the name and on behalf of the Company, to take all such other actions and execute and deliver all such other agreements, instruments and documents as any Director shall deem necessary or desirable in order to carry out and perform the intent and purposes of the foregoing resolutions (including, where necessary, the execution of any such agreement, instrument or document as a deed and/or the affixation of the common seal of the Company), the taking of such actions or the execution and delivery of such agreements, instruments or documents by any Director pursuant to this or the foregoing resolutions to be conclusive evidence of the necessity or desirability thereof and of the authorization thereof by the Directors; and

RESOLVED FURTHER that any and all other actions taken by any Director or officers of the Company prior to the effective date of these resolutions in order to carry out and perform the intent and purposes of the foregoing resolutions are hereby confirmed, ratified and approved in all respects.

(Signature pages to follow）

IN WITNESS WHEREOF, the undersigned have executed the foregoing written resolutions and hereby direct that a signed copy of these resolutions be filed with the minutes of the proceedings of the Board of the Company.

XU Baohai
Director

ZHOU QinEr
Director

WANG PENG
Director

HE Yu
Director

LI Jingyu
Director